Exhibit 99.2

NICE Named a Leader in Everest Group’s Robotic Process Automation PEAK Matrix 2022

NICE RPA scored high on both ‘Vision and Capability’ as well as the ‘Market Impact’ axis in leading analyst's RPA Assessment

Hoboken, N.J., December 5th, 2022 – NICE (Nasdaq: NICE) today announced that NICE RPA (Robotic Process Automation) has been recognized as a ‘Leader’ in Everest Group’s Robotic Process Automation (RPA) PEAK Matrix® Assessment 2022. The report recognized NICE as one of the top providers by RPA clients across key industries and major geographies. Click here to access a complimentary copy of this report.

NICE RPA provides an integrated automation platform that brings people and robots together. NICE’s attended and unattended automation solutions enable organizations around the world to increase productivity, reduce errors and drive efficiencies. NICE also offers NEVA Discover, NICE’s artificial intelligence (AI) powered attended automation solution, which as cited in the report, “gives visibility into how employees are executing tasks and processes on their desktops, enabling organizations to uncover inefficiencies and highlight improvement opportunities, either via process automation, employee training, or process optimization.” The report also noted that NICE RPA’s attended capabilities as well as the stability and reliability of NICE’s platform were highlighted by NICE customers as strengths along with the ability to resolve any issue effectively and quickly.

This recognition joins NICE’s earlier recognition this year when NICE was also named a Leader on Everest Group’s Task Mining Products PEAK Matrix® Assessment 2022.

“NICE has reinforced its position as a Leader on Everest Group’s RPA Products PEAK Matrix® 2022, underpinned by its strong vision, depth & breadth of product capabilities, increased investments in product enhancements & innovation, and thought leadership in attended RPA,” said Amardeep Modi, Vice President at Everest Group. “Ability to integrate RPA with task mining through NEVA Discover to enable faster time to value, advanced attended RPA capabilities with conversational interfaces, focus on product support, and strong YoY revenue growth are some of the key factors that contributed to its position.”

Barry Cooper, President, CX Division, NICE, said, “We are pleased to be recognized as a Leader in this assessment, demonstrating NICE’s excellence in robotic process automation. Automation plays a key role in leveraging today’s digital workforce, automating low-value tasks and augmenting human strengths. With NICE RPA we are empowering the employee experience to take customer experience to the next level.”

Click here for complimentary access to the full report.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.